UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the Fiscal Semiannual Period Ended June 30, 2023

Noyack Logistics Income REIT II, Inc.

(Exact name of registrant as specified in its charter)

Commission File Number: 024-11850

Maryland	87-4640183
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

33 Flying Point Road Southampton, New York (Address of principal executive offices)	11968 (Zip Code)

(813) 438-6452

Registrant’s telephone number, including area code

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

This Management’s Discussion and Analysis of Financial Condition and Results of Operations is based on, and should be read together with, the financial statements and notes thereto included herein.

Overview

The Company was formed on January 20, 2022, and has conducted no operations other than those related to our organization and the preparation of the offering of its common stock (the “Offering”) pursuant to an offering statement filed with the Securities and Exchange Commission. The Company’s business will consist of the acquisition, renovation, leasing and management of a diversified portfolio of commercial real estate properties that encompass the supply chain and logistics infrastructure of North America, including dry warehouses, cold storage warehouses, life science buildings and structured parking garages (collectively, the “Properties”). As of June 30, 2023, the Company has not acquired any Properties and has not generated any revenues and has relied on the Manager to provide funding for its operations to date. The Company’s lack of operating history makes it difficult for potential investors to evaluate the potential success of its business and to assess its future viability.

Assuming the successful completion of the Offering, all of the Company’s revenues will be comprised of revenues generated from the operation of the Properties.

Liquidity and Capital Resources

The Company is dependent on the proceeds from the Offering to acquire the Properties. As of June 30, 2023, the Company’s assets are nominal, and it has limited cash on hand. As of the date of this offering circular, the Manager has paid for initial organizational expenses and certain expenses related to this offering and will continue to fund any expenses in excess of the total placement fee.

As indicated in the financial statements included elsewhere in this Semiannual Report, as of June 30, 2023, the Company had $10,000 in cash, representing the Manager’s contribution to the Company’s initial capitalization.

We will be required to obtain the capital necessary to purchase Properties and conduct our operations from the sale of the shares of our common stock pursuant to the Offering and from revenue generated from the ownership and operation of the Properties.

Item 2.	Other Information

None

Item 3.	Financial Statements

NOYACK LOGISTICS INCOME REIT II, INC.

(A Maryland Corporation)

CONSOLIDATED FINANCIAL STATEMENTS

For the Periods Ended June 30, 2023 and 2022

(Unaudited)

NOYACK LOGISTICS INCOME REIT II, INC.

(A Maryland Corporation)

INDEX TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

For the Periods Ended June 30, 2023 and 2022

NOYACK LOGISTICS INCOME REIT II, INC.

(A Maryland Corporation)

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

June 30, 2023 and December 31, 2022

	June 30, 2023	December 31, 2022
	(Unaudited)
ASSETS
Cash and cash equivalents	$10,000	$10,000
Prepaid expenses	2,521	523
Total assets	$12,521	$10,523

LIABILITIES AND DEFICIT
Due to affiliate	$28,247	$15,127
Total liabilities	28,247	15,127

Commitments and contingencies (Note 3)

Stockholder’s deficit
Preferred stock, $0.01 par value: 5,000,000 shares authorized; 0 shares issued and outstanding	-	-
Common stock, $0.01 par value: 95,000,000 shares authorized; 500 shares issued and outstanding	5	5
Additional paid-in capital	7,498	9,995
Accumulated deficit	(23,229)	(14,604)
Total stockholder’s deficit	(15,726)	(4,604)
Total liabilities and deficit	$12,521	$10,523

See accompanying notes to unaudited consolidated financial statements.

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NOYACK LOGISTICS INCOME REIT II, INC.

(A Maryland Corporation)

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

For the Periods Ended June 30, 2023 and 2022

	For the Six Months Ended June 30, 2023	For the Period from January 20, 2022 (Inception) through June 30, 2022

Revenues:	$-	$-

Expenses:
General and administrative	8,625	10,658
Total expenses	8,625	10,658

Net loss	$(8,625)	$(10,658)

Net loss per common share:
Basic	$(17.25)	$(24.00)
Diluted	$(17.25)	$(24.00)

Weighted average number of common shares outstanding:
Basic	500	444
Diluted	500	444

See accompanying notes to unaudited consolidated financial statements.

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NOYACK LOGISTICS INCOME REIT II, INC.

(A Maryland Corporation)

UNAUDITED CONSOLIDATED STATEMENT OF STOCKHOLDER’S DEFICIT

For the Six Months Ended June 30, 2023

	Preferred Stock		Common Stock		Additional Paid-in	Accumulated	Total Stockholder’s
	Shares	Amounts	Shares	Amounts	Capital	Deficit	Deficit

Balance, December 31, 2022	-	$-	500	$5	$9,995	$(14,604)	$(4,604)
Offering costs	-	-	-	-	(2,497)	-	(2,497)
Net loss	-	-	-	-	-	(8,625)	(8,625)
Balance, June 30, 2023	-	$-	500	$5	$7,498	$(23,229)	$(15,726)

See accompanying notes to unaudited consolidated financial statements.

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NOYACK LOGISTICS INCOME REIT II, INC.

(A Maryland Corporation)

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Periods Ended June 30, 2023 and 2022

	For the Six Months Ended June 30, 2023	For the Period from January 20, 2022 (Inception) through June 30, 2022
Cash flows from operating activities:
Net loss	$(8,625)	$(10,658)
Changes in operating assets and liabilities:
Prepaid expenses	(1,998)	(2,521)
Due to affiliate	13,120	13,179
Net cash provided by operating activities	2,497	-

Cash flows from investing activities:
Net cash provided by investing activities	-	-

Cash flows from financing activities:
Issuance of common stock	-	10,000
Offering costs	(2,497)	-
Net cash (used in) provided by operating activities	(2,497)	10,000

Net increase in cash and cash equivalents	-	10,000
Cash and cash equivalents at beginning of period	10,000	-
Cash and cash equivalents at end of period	$10,000	$10,000

Supplemental disclosures of cash flow information:
Cash paid for interest	$-	$-
Cash paid for income taxes	$-	$-

See accompanying notes to unaudited consolidated financial statements.

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NOYACK LOGISTICS INCOME REIT II, INC.

(A Maryland Corporation)

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

For the Periods Ended June 30, 2023 and 2022

The use of the words “we”, “us” or “our” refers to Noyack Logistics Income REIT II, Inc. and its wholly owned subsidiary, NL REIT II OP, LP, except where the context otherwise requires.

1.	Organization and Description of Business

Noyack Logistics Income REIT II, Inc. (“NLI REIT II” or the “Company”), a Maryland corporation, was incorporated on January 20, 2022. We were initially capitalized on February 7, 2022 and we intend to offer and sell to the public up to 3,750,000 shares of our $0.01 par value common stock for $20.00 per share. We intend to focus, either directly or through special purpose entities or joint ventures with other entities on the acquisition, renovation, leasing and management of a diversified portfolio of commercial real estate properties that encompass the supply chain and logistics infrastructure of North America, including dry warehouses, cold storage warehouses, life science buildings and structured parking garages. We generally will seek investments that produce current income. We intend to elect to be treated as a real estate investment trust, or REIT, for federal income tax purposes for our taxable year ending December 31, 2024, or the first year in which we commence material operations. Our board of directors may extend such date until the taxable year ending December 31, 2025.

NLI REIT II is structured as an umbrella partnership REIT, commonly called an “UPREIT”. As an UPREIT, NLI REIT II will own substantially all of its assets and conduct substantially all of its operations through NL REIT II OP, LP, its operating partnership and wholly owned subsidiary as of June 30, 2023. NLI REIT II will be the sole general partner of the operating partnership and will have exclusive control over the operating partnership. NLI REIT II is externally managed by its manager, Noyack Capital LLC (the “Manager”) pursuant to a management agreement between us and the Manager. The Manager will supervise and manage our day-to-day operations and select the properties and real estate-related investments we acquire, subject to the oversight by our board of directors. The Manager will also provide marketing, sales and client services on our behalf. The Manager is affiliated with us in that we and the Manager have common officers, some of whom also own a direct or indirect equity interest in the Manager. The Manager will engage affiliated entities to provide various services to us.

Management’s Plans

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not commenced planned principal operations, expects to incur costs in pursuit of its capital financing plans, and has not generated any revenues or profits through June 30, 2023. For the next twelve months, the Company plans to receive financing from its Manager to cover operational costs, and the Manager is committed to providing funds on an as needed basis. The Company also anticipates raising funds under a Regulation A offering, which if and when received, will allow the Company to start executing its business plan. Prior to receiving Regulation A funds, costs to continue operating the business are minimal and management believes the Manager will continue to cover such costs. Accordingly, management believes substantial doubt about the Company’s ability to continue as a going concern is alleviated.

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2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements and related notes have been prepared on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America (“U.S. GAAP”) and Article 8 of Regulation S-X of the rules and regulations of the SEC. The consolidated financial statements include the accounts of NLI REIT II and its wholly owned subsidiary, as defined in Note 1. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of the consolidated financial statements, in conformity with U.S. GAAP, requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Risks and Uncertainties

The Company has a limited operating history. The Company’s business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company’s control could cause fluctuations in these conditions. These adverse conditions could affect the Company’s financial condition and the results of its operations.

Cash and Cash Equivalents

The Company considers all highly liquid holdings with maturities of three months or less at the time of purchase to be cash equivalents. The Company had no cash equivalents as of June 30, 2023 and December 31, 2022.

Since Inception, we have maintained cash balances within federally insured limits. We have not experienced any losses in such accounts and believe we are not exposed to any significant financial and/or cash management risk.

Real Estate Held for Investment

As of June 30, 2023 and December 31, 2022, we have neither purchased nor contracted to purchase any investments. The Manager has not identified any real estate or real estate-related investments in which it is probable that we will invest.

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Real estate assets will be stated at the lower of depreciated cost or fair value, if deemed impaired. Major replacements and betterments are capitalized and depreciated over their estimated useful lives. Depreciation is computed on a straight-line basis over the useful lives of the properties. We will continually evaluate the recoverability of the carrying value of our real estate assets using the methodology prescribed in ASC Topic 360, “Property, Plant and Equipment.” Factors considered by management in evaluating impairment of its existing real estate assets held for investment include significant declines in property operating profits, annually recurring property operating losses and other significant adverse changes in general market conditions that are considered permanent in nature. Under ASC Topic 360, a real estate asset held for investment is not considered impaired if the undiscounted, estimated future cash flows of an asset (both the annual estimated cash flow from future operations and the estimated cash flow from the theoretical sale of the asset) over its estimated holding period are in excess of the asset’s net book value at the balance sheet date. If any real estate asset held for investment is considered impaired, a loss is provided to reduce the carrying value of the asset to its estimated fair value.

Real Estate Held for Sale

We may periodically classify real estate assets as held for sale. An asset is classified as held for sale after the approval of management and after an active program to sell the asset has commenced. Upon the classification of a real estate asset as held for sale, the carrying value of the asset is reduced to the lower of its net book value or its estimated fair value, less costs to sell the asset. Subsequent to the classification of assets as held for sale, no further depreciation expense is recorded.

Cost Capitalization

A variety of costs are incurred in the acquisition and development of properties such as costs of acquiring a property, development costs, construction costs, interest costs, real estate taxes, salaries and related costs, and other costs incurred during the period of development. After determination is made to capitalize a cost, it is allocated to the specific component of a project that is benefited. Determination of when a development project is substantially complete, and capitalization must cease, involves a degree of judgment. Our capitalization policy on development properties is guided by ASC Topic 835-20 “Interest - Capitalization of Interest” and ASC Topic 970 “Real Estate - General.” We cease capitalization of costs upon completion.

Deferred Offering Costs

The Company complies with the requirements of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to stockholder’s deficit upon the completion of an offering or to expense if the offering is not completed. The Company will reimburse the Manager for any offering costs incurred by the Manager from the proceeds from the offering. As of June 30, 2023 and December 31, 2022, $2,497 and $0, respectively, in offering costs have been capitalized.

Income Taxes

We intend to make an election to be taxed as a REIT, under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended, or the Code, and we intend to be taxed as such beginning with our taxable year ending December 31, 2024, or the first year in which we commence material operations. Our board of directors may extend such date until the taxable year ending December 31, 2025. As of June 30, 2023, we have not yet qualified as a REIT. To qualify as a REIT, we must meet certain organizational and operational requirements, including a requirement to currently distribute at least 90.0% of our ordinary taxable income to stockholders. As a REIT, we generally will not be subject to federal income tax on taxable income that we distribute to our stockholders. If we fail to qualify as a REIT in any taxable year, we will then be subject to federal income taxes on our taxable income at regular corporate rates and will not be permitted to qualify for treatment as a REIT for federal income tax purposes for four years following the year during which qualification is lost unless the IRS grants us relief under certain statutory provisions. Such an event could materially adversely affect our net income and net cash available for distribution to stockholders.

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Revenue Recognition

ASC Topic 606, “Revenue from Contracts with Customers,” establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers.

Revenues will be recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

No revenue has been earned or recognized through June 30, 2023.

Recent Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

3.	Commitments and Contingencies

Litigation

We are not presently subject to any material litigation nor, to our knowledge, is any material litigation threatened against us, which if determined unfavorably to us, would have a material adverse effect on our consolidated financial position, results of operations or cash flows.

Organization and Offering Expenses

Our organization and offering expenses are being paid by the Manager or its affiliates on our behalf. These organization and offering expenses include formation costs and all expenses to be paid by us in connection with our offering. As of June 30, 2023 and December 31, 2022, the Manager and its affiliates have incurred organization expenses of $0 and $10,535, respectively, on our behalf, which is recognized as a component of general and administrative expenses on the consolidated statements of operations. As of June 30, 2023 and December 31, 2022, $2,497 and $0, respectively, in offering expenses have been recorded in our consolidated statements of financial condition. As disclosed in Note 2, offering costs are capitalized prior to the completion of an offering. The deferred offering costs are charged to stockholder’s deficit upon the completion of an offering or to expense if the offering is not completed. The Company will reimburse the Manager for any offering costs incurred by the Manager from the proceeds from the offering.

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4.	Related Party Transactions

Initial Contribution

On February 7, 2022, the Manager purchased 500 shares of common stock for total cash consideration of $10,000 and was admitted as the initial stockholder. We will use the proceeds from the sale of shares of our common stock to the Manager to make such capital contribution to our operating partnership.

On April 27, 2022, we made an initial capital contribution of $5,000 to our operating partnership. On June 8, 2022, we made a second capital contribution of $5,000 to our operating partnership.

Compensation to the Manager and its Affiliates

As of June 30, 2023 and December 31, 2022, $28,247 and $15,127, respectively, was due to the Manager. Such amounts are non-interest bearing and due on demand.

The Manager and its affiliates are entitled to receive fees, compensation and distributions as set forth below.

The Manager will be reimbursed for organization and offering expenses associated with our offering, as provided in Note 3.

The Manager will be reimbursed for reasonable and necessary expenses paid or incurred by the Manager in connection with the operation of NLI REIT II, including any legal and accounting costs, and any costs incurred in connection with the acquisition of commercial real estate properties, to be paid from operating revenue.

The Manager shall receive an annual Asset Management Fee in an amount up to 0.75% of the net asset value of NLI REIT II.

The Manager shall receive a Disposition Fee in an amount up to 1.0% of the gross sales price of each property in connection with any sale, exchange or other disposition of the applicable property.

Cash distributions will be made by NLI REIT II at such time and in such amounts as determined by our board of directors at its sole discretion. 100% of distributions by NL REIT II OP, LP in any calendar year will be made to the partners, including NLI REIT II.

The Manager shall receive an incentive fee, disclosed in Note 6, upon the liquidation of our assets, a merger or other combination into a publicly-traded entity or other liquidity event, including an initial public offering.

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5.	Stockholder’s Equity

Preferred Stock

Our charter authorizes us to issue 5,000,000 shares of our $0.01 par value preferred stock. We may increase the number of shares of preferred stock without stockholder consent. Our charter also authorizes our board of directors to designate and issue one or more classes or series of preferred stock without approval of the holders of the common stock. Our board of directors may determine the relative rights, preferences and privileges of each class or series of preferred stock so issued, which may be more beneficial than the rights, preferences, and privileges attributable to the common stock.

Common Stock

Our charter authorizes us to issue 95,000,000 shares of our $0.01 par value common stock. We may increase the number of shares of common stock without stockholder consent.

6.	Subordinated Participation in Disposition Proceeds

Upon the liquidation of our assets, a merger or other combination into a publicly-traded entity or other liquidity event, including an initial public offering, we will pay the Manager an incentive fee equal to 50% of the amount by which (a) the value of the shares of Common Stock as established in any such transaction, plus the total of all distributions paid by NLI REIT II to our stockholders from inception until the date such value is determined exceeds (b) the sum of (1) the product of the number of shares of Common Stock issued prior to such transaction multiplied by the issue prices paid by the stockholders (the “Gross Investment Amount”) and (2) the amount of cash flow necessary to generate a 15% internal rate of return on our stockholder’s Gross Investment Amount from our inception until the date such value is determined.

7.	Subsequent Events

NLI REIT II has evaluated subsequent events through September 27, 2023, the date the consolidated financial statements were available to be issued. There were no material subsequent events that required recognition or additional disclosure in these consolidated financial statements.

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Item 4.	Exhibits

Exhibit Number	Description
2.1	Articles of Incorporation (incorporated by reference to Exhibit 2.1 to the Company’s Offering Statement on Form 1-A (File No. 024-11850) filed on April 5, 2022)
2.2	Bylaws (incorporated by reference to Exhibit 2.2 to the Company’s Offering Statement on Form 1-A (File No. 024-11850) filed on April 5, 2022)
6.1	Management Agreement (incorporated by reference to Exhibit 6.1 to the Company’s Offering Statement on Form 1-A (File No. 024-11850) filed on April 5, 2022

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this financial report on Form 1-SA to be signed on its behalf by the undersigned, thereunto duly authorized, in Southampton, New York on September 27, 2023.

NOYACK LOGISTICS INCOME REIT II, INC.

By:	/s/ Charles J. Follini
Name:	Charles J. Follini
Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Charles J. Follini	Chief Executive Officer	September 27, 2023
Charles J. Follini	(Principal Executive Officer)

/s/ Stephen I. Robie	Chief Financial Officer	September 27, 2023
Stephen I. Robie	(Principal Financial Officer)